UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CONSTAR INTERNATIONAL INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

21036U107 (CUSIP Number)

December 16, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 21036U107	13G	Page 2 of 5 Pages

1.	Names of Reporting Person I.R.S. Identification No. of above persons (entities only) CROWN CORK & SEAL COMPANY, INC. 23-1526444

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,255,000 6. Shared Voting Power 0 7. Sole Dispositive Power 1,255,000 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 10.1%

12.	Type of Reporting Person CO

CUSIP No. 21036U107	13G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer: Constar International Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices: One Crown Way Philadelphia, PA 19154

Item 2.	(a)	Name of Person Filing: Crown Cork & Seal Company, Inc. (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of the Reporting Person is One Crown Way, Philadelphia, PA 19154.

	(c)	Citizenship: The Reporting Person is a corporation organized under the laws of the Commonwealth of Pennsylvania.

	(d)	Title of Class of Securities: Common Stock, par value $.01 per share

	(e)	CUSIP Number: 21036U107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 21036U107	13G	Page 4 of 5 Pages

Item 4.	Ownership.[1]

	(a)	Amount beneficially owned: . As of February 13, 2004, the Reporting Person was the beneficial owner of 1,255,000 shares of Common Stock of the Company.

(b)

Percent of class:                                                      .

Approximately 10.1% of the outstanding shares of Common Stock of the Company based on the number of shares outstanding as of November 14, 2003, as reported in the Company’s quarterly report on Form 10-Q filed November 14, 2003.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,255,000

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 1,255,000

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1.	The Reporting Person previously filed statements on Schedule 13D to report its ownership position in the Company.

CUSIP No. 21036U107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004

CROWN CORK & SEAL COMPANY, INC.

By:	/s/ Thomas A. Kelly

Name: Thomas A. Kelly
Title: Vice President